UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 12b-25
Commission File No.: 333-109381
NOTIFICATION OF LATE FILING

Check One:	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR
For the period ended: December 31, 2006

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
     For the transition period ended:
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_______________

PART I
REGISTRANT INFORMATION
HAIGHTS CROSS COMMUNICATIONS, INC.

Full Name of Registrant
10 New King Street, Suite 102

Address of Principal Executive Office (Street and Number)
White Plains, New York 10604

City, State and Zip Code
PART II
RULES 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

PART I REGISTRANT INFORMATION
PART II RULES 12b-25(b) AND (c)
PART III NARRATIVE
PART IV OTHER INFORMATION

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Haights Cross Communications, Inc. (the “Company”) requires additional time to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “2006 Form 10-K”). The 2006 Form 10-K was due to be filed with the Securities and Exchange Commission (the “Commission”) on April 2, 2007. The Company now expects to file the 2006 Form 10-K on or before April 17, 2007, consistent with the requirements of Rule 12b-25(b) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”).
     The Company was not able to file the 2006 Form 10-K on April 2, 2007 without unreasonable effort or expense due to the following circumstances:
     1.     As the Company disclosed in a Current Report on Form 8-K that it filed with the Commission on March 26, 2007 (the “Restatement 8-K”), the Company, in consultation with the Company’s independent registered public accounting firm, Ernst & Young LLP (“EY”), determined that a restatement of the Company’s financial statements at and for the years ended December 31, 2003, 2004 and 2005 and for all quarterly periods during 2005 and the first through third quarters of 2006 is required. The restatement relates in part to increasing valuation allowances for certain deferred tax assets related to goodwill. The restatement is also required to properly reflect warrants to purchase the Company’s Series A preferred stock as liabilities in accordance with Financial Accounting Standards Board Staff Position 150-5, “Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable.” A full description of the reasons for the restatement is set forth in the Restatement 8-K. The Company’s restatement of these financial statements could not be completed by the filing deadline for the 2006 Form 10-K without unreasonable effort or expense.
     2.     In late March 2007, a member of our Board of Directors indicated in communications with management and the rest of the Board that he disagreed with certain unspecified disclosures set forth in the Company’s draft Annual Report on Form 10-K for the fiscal year ended December 31, 2006. At a Board of Directors meeting held on April 2, 2007, the director confirmed that his disagreement related solely to the “Compensation Discussion & Analysis” section of the draft Form 10-K. As a result of this disagreement, the director dissented from the Board of Directors Report accompanying the Compensation Discussion & Analysis and stated his intent not to sign the Form 10-K.
     While each of the remaining members of the Board of Directors believes the disclosure at issue is accurate as written, the Company believes it is necessary to further communicate with the director and further investigate the director’s points of disagreement with respect to the proposed Compensation

Discussion & Analysis. In addition, as a result of the foregoing, the Company’s independent accountants have informed the Company that they have additional procedures that must be followed as a result of the director’s disagreement prior to completing their audit report.

PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Paul J. Crecca	(914)	289-9420

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes     ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes     ☑ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    HAIGHTS CROSS COMMUNICATIONS, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2007	By:	/s/ Paul J. Crecca
Paul J. Crecca
Executive Vice President and Chief Financial Officer